Global Boatworks Holdings, Inc

2637 Atlantic Blvd #134

Pompano Beach, Florida 33062

August 6, 2015

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

Division of Corporate Finance

Justin Dobbie Legal Branch Chief

100 F Street, NE

Washington, D.C. 20549

Re: Global Boatworks Holdings, Inc.

Registration Statement on Form S-1 Filed July 10, 2015

File No. 333-205604

Dear Mr. Dobbie:

Please find below, the responses to the Commission’s Comment Letter dated August 5, 2015, regarding the above referenced registration statement (the “Registration Statement”):

SEC Comment 1 - Prospectus Summary, page 5

1. Please disclose in this section how you plan to pay the unpaid portion of the estimated $71,529.10 costs and expenses of this offering shown on page 46 when you only have $22,500 cash on hand. Please also revise your estimate of how long your cash will last if you intend to pay any portion of the estimated costs and expenses of this offering from cash on hand.

Company Response - SEC Comment 1

We have revised our disclosure to reflect that certain of the Offering expenses were previously paid by us and identified those items.

SEC Comment 2 - Selling Stockholders, page 20

2. We note your disclosure that all of the selling stockholders had a pre-existing relationship with Mr. Rowe. Please disclose the nature of such pre-existing relationship. See Item 507 of Regulation S-K.

Company Response - SEC Comment 2

We have revised the selling stockholder chart to include the nature of each selling shareholder’s relationship to Mr. Rowe as requested.

SEC Comment 3 - Manufacturing, page 30

3. Please disclose whether you have an agreement in place with Carlos Vilaca & Associates or Senator Group, LLC in order to use their design of the Luxuria model or with Lauderdale Marine Center to build the Luxuria model. If so, please disclose the material terms of such agreements and file such agreements as exhibits or tell us why you believe it is not necessary.

Company Response - SEC Comment 3

We plan to sell an upscale floating vessel known as the Luxuria model.  We own the design but were assisted in our design of the Luxuria model by Carlos Vilaca & Associates and Senator Group, LLC.  We did not have a written agreement and we were invoiced for these services.

We have included these invoices as Exhibit 10.9 and Exhibit 10.10.

We have no agreement with Lauderdale Marine Center that would obligate them to build the Luxuria Model.  We have had discussions with them but have not entered into any binding agreement or arrangement for their services. We have modified our disclosure to reflect that we do not have a written agreement with any manufacturer obligating them to manufacture our vessels. We believe there are suitable manufacturers who will be available on commercially reasonable terms who will be available when we have sufficient funds to commence manufacturing.

SEC Comment 4 - Marketing, page 31

4. You state on page 30 that you will begin marketing your vessels upon commencement of manufacturing. Please revise the timeline in this section to indicate when you estimate that you will have sufficient funds to begin manufacturing one vessel.

Company Response - SEC Comment 4

We have removed the statement that we will begin marketing our vessels upon commencement of manufacturing. We will begin marketing in August of 2015 as stated in the section under the heading caption “Marketing”.

SEC Comment 5 - Liquidity and Capital Resources, page 34

5. To the extent material to an understanding of the company’s liquidity and capital resources, please discuss the terms of the promissory note with Financial Innovators Corp. in this section.

Company Response - SEC Comment 5

We have added disclosure under Liquidity and Capital Resources as follows:

On September 25, 2014, we purchased our company owned vessel known as, Ms. Leah, from Ronald Rowe, the brother of Robert Rowe, our Chief Executive Officer, President, Treasurer and Director, in exchange for a $100,000 promissory note. Principal and interest are due in one lump payment in June 2022. The note bears interest at the rate of two percent (2%).  The obligation will not have an impact on our short term liquidity and capital until its due date in June of 2022.

SEC Comment 6 - Employment Agreements

6. Please revise your disclosure in this section to address how you intend to meet your obligations under the employment agreements discussed on page 39 given your current financial condition and access to capital.

Company Response - SEC Comment 6

We have modified our disclosure to reflect that we expect to pay these obligations from our cash on hand and revenues.

SEC Comment 7 - Plan of Operations, page 36

7. Please provide your cash balance as of a more recent date in this section.

Company Response - SEC Comment 7

We have provided our cash balance as of August 6, 2015.

SEC Comment 8 - Management, page 37

On the signature page, Mr. Rowe is listed as the Acting Chief Financial Officer and the Principal Accounting Officer. If that is correct, please add these titles to the positions shown for him on this page and include such titles in his biography.

Company Response - SEC Comment 8

We have added Mr. Rowe’s titles as Acting Chief Financial Officer and Principal Accounting Officer as requested.

Exhibits, page 50

50. Please file the stock subscription agreement with Mr. Silveri and the dockage space agreement with Flagship Marine Bay, LLC as exhibits or tell us why it is not necessary.

Company Response

We have added the stock subscription agreement with Mr. Silveri as Exhibit 10.6 and the dockage space agreement with Flagship Marine Bay, LLC as Exhibit 10.7.

Signatures, page 52

We have added Mr. Rowe’s titles as Acting Chief Financial Officer as requested.

Exhibit 10.4

We have refiled the Exhibit 10.4 and included Exhibit A.

Company Acknowledgement

The Company acknowledges that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Robert Rowe

Chief Executive Officer